Exhibit 21.1

Lucy Scientific Discovery, Inc.

Lucy Scientific Discovery, Inc., a British Columbia corporation, had the subsidiaries shown below as of September 28, 2023. Lucy Scientific Discovery, Inc. is not a subsidiary of any other entity.

Name	Jurisdiction of Organization
LSDI Manufacturing Inc.	Canada (British Columbia)
TerraCube International Inc.	Canada (British Columbia)
114474 BC Ltd.	Canada (British Columbia)
Lucy Scientific Discovery (USA) Inc.	Delaware
LSDI Retail Inc.	Delaware
Lucy Therapeutic Discoveries Inc.	Delaware
1438430 BC Ltd.	Canada (British Columbia)